Exhibit (d)

AB TAX-AWARE CREDIT OPPORTUNITIES FUND

Plan pursuant to Rule 18f-3

under the Investment Company Act of 1940

Effective July 15, 2026

The Plan (the “Plan”) pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “1940 Act”) of AB Tax-Aware Credit Opportunities Fund (the “Fund”) sets forth the general characteristics of, and the general conditions under which the Fund may offer, multiple classes of shares.1 This Plan may be revised or amended from time to time as provided below.

Class Designations

The Fund may from time to time issue one or more of the following classes of common shares: Class A shares and Advisor Class shares. Each of the classes of shares will represent interests in the same portfolio of investments of the Fund and, except as described herein, shall have the same rights and obligations as each other class. Each class shall be subject to such investment minimums and other conditions of eligibility as are set forth in one or more prospectuses or statements of additional information through which such shares are issued, as from time to time in effect (collectively, the “Prospectus”).

Class Characteristics

Class A shares are offered at a public offering price that is equal to their net asset value (“NAV”) plus an initial sales charge, as set forth in the Prospectus. Class A shares may also be subject to a Rule 12b-1 fee, which may include a service fee and, under certain circumstances, a contingent deferred sales charge (“CDSC”), as described in the Prospectus.

Advisor Class shares are offered at their NAV, without any initial sales charge, CDSC or Rule 12b-l fee.

The initial sales charge on Class A shares and CDSC on Class A shares are each subject to reduction or waiver as permitted by the 1940 Act, and as described in the Prospectus.

Shares of one class of the Fund may be exchanged or converted into shares of another class of the Fund as may be set forth in the Fund’s prospectus, from time to time, or as otherwise permitted by the officers of the Fund.

Allocations to Each Class

Expense Allocations

The following expenses shall be allocated, to the extent practicable, on a class-by-class basis: (i) Rule 12b-l fees payable by the Fund to the distributor or principal underwriter of the Fund’s shares (the “Distributor”), and (ii) transfer agency costs attributable to each class. Subject to the approval of the Fund’s Board of Trustees, including a majority of the independent Trustees, the following “Class Expenses” may

[1]

This Plan is intended to allow the Fund to offer multiple classes of shares to the full extent and in the manner permitted by Rule 18f-3 under the 1940 Act (the “Rule”), subject to the requirements and conditions imposed by the Rule.

be allocated on a class-by-class basis: (a) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific class, (b) SEC registration fees incurred with respect to a specific class, (c) blue sky and foreign registration fees and expenses incurred with respect to a specific class, (d) the expenses of administrative personnel and services required to support shareholders of a specific class (including, but not limited to, maintaining telephone lines and personnel to answer shareholder inquiries about their accounts or about the Fund), (e) litigation and other legal expenses relating to a specific class of shares, (f) Trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares, (g) accounting and consulting expenses relating to a specific class of shares, (h) any fees imposed pursuant to a non-Rule 12b-1 shareholder services plan that relate to a specific class of shares, and (i) any additional expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount with respect to a class, or if services are provided with respect to a class that are of a different kind or to a different degree than with respect to one or more other classes.

All expenses not now or hereafter designated as Class Expenses (“Fund Expenses”) will be allocated to each class on the basis of the NAV of that class in relation to the net asset value of the Fund.

However, notwithstanding the above, the Fund may allocate all expenses other than Class Expenses on the basis of relative net assets (settled shares), to the extent permitted by the Rule.

Waivers and Reimbursements

The investment adviser of the Fund (the “Adviser”) or Distributor may choose to waive or reimburse Rule 12b-1 fees, transfer agency fees or any Class Expenses on a voluntary, temporary basis. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

Income, Gain and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund may allocate income and realized and unrealized capital gains and losses to each share based on relative net assets (i.e. settled shares), to the extent permitted by the Rule.

Voting Rights

Each class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

Amendments

Any material amendment to this Plan shall become effective upon approval by a vote of at least a majority of the Trustees of the Fund, and a majority of the Trustees of the Fund who are not “interested persons” of the Fund, which vote shall have found that the Plan as amended, including the expense allocation, is in the best interests of each class individually and of the Fund as a whole.

Effective Date

The Plan is effective upon the date set forth above by action of the Fund’s Board of Trustees on July 15, 2026.